Michael S. Geltzeiler
Group Executive VP & Chief Financial Officer

11 Wall St | 6th Floor
New York, New York 10005
t 212.656-5588 | f 212.656-2078
mgeltzeiler@nyx.com

May 14, 2009

Mr. Kevin Woody
Branch Chief
Ms. Jennifer Monick
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Commission File No. 001-33392

Dear Mr. Woody and Ms. Monick:

Thank you for your comment letter dated May 5, 2009 regarding the Annual Report on Form 10-K (the “2008 10-K”) for the year ended December 31, 2008 and the Proxy Statement on Schedule 14A (the “2009 Proxy Statement”) for the 2009 Annual Meeting of Stockholders of NYSE Euronext (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2009 and March 2, 2009, respectively.  Our responses to your comments follow.

Comment 1 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, 2008 10-K page 55

We note from your risk factor disclosure on page 26 that you “have experienced a decline in new listings and an increase in delistings of companies that no longer satisfy your continued listing standards.”  In future filings, please expand your MD&A discussion to address this trend and the resulting impact on revenues and operating income, or tell us why you believe it is not a material trend.  Refer to Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 1

We acknowledge the Staff’s comment, which we have addressed in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Q109 10-Q”) in Item 2 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Factors Affecting Our Results” as follows:

“Continuing volatility and uncertainty regarding the capital markets have dampened economic activity and have resulted in a decline in volumes and in new listings in

Amsterdam  |  Brussels  |  Chicago  |  Lisbon  |  London  |  New York  |  Paris  | San Francisco

Division of Corporation Finance
Securities and Exchange Commission	2	May 14, 2009

some of our markets as well as a deterioration of the economic welfare of our listed companies, which could adversely affect the level of delistings.  These factors have adversely affected our revenues and operating income from continuing operations and may negatively impact future growth.”

We will continue to monitor this trend and update our disclosure accordingly in future filings.

Comment 2 – Factors Affecting Our Results, 2008 10-K page 56

We note from your disclosure in the first paragraph that your total trading volumes have been increasing.  Please reconcile this disclosure with your risk factor disclosure on page 27, which states that your share of trading in NYSE-listed securities, as well as Euronext-listed securities, have declined.  In addition, we note your disclosure in the second paragraph on this page, which states that “[l]ower levels of economic activity and uncertainty regarding the capital markets can result in a decline in trading volume,” as well as your related risk factor on page 26.  In light of the recent economic conditions, please expand your disclosure in future filings to explain your belief as to why total trading volumes have been increasing.

Response to Comment 2

As disclosed in our 2008 10-K on page 56, overall industry trading volumes have been increasing.  At the same time, our markets’ share of trading in that overall volume has declined.  The decline in our market share of trading in our markets’ listed securities is a result of increased competition, as noted on page 27 of the 2008 10-K.  Whether total industry trading volume increases or decreases, heightened competition through an increase in the number of trading venues and more aggressive actions by competitors can translate into lower market share for the Company’s markets in their listed securities.  We are not in a position to predict whether total industry trading volumes will increase or decrease over the near or long term.  As we disclosed in the 2008 10-K:

 “General economic conditions affect the overall level of trading activity and new listings in securities markets.  As a result, our operations are directly affected by worldwide economic conditions and economic conditions prevailing in our markets. * * * Recent global market and economic conditions have been difficult and volatile, in particular for financial services companies that are our most significant customers.  While volatile markets can generate increased transaction volume, prolonged recessionary conditions can adversely affect trading volumes and the demand for market data, and can lead to slower collections of accounts receivable as well as increased counterparty risk.”

See Item 1A – “Risk Factors – Risks Relating to Our Industry – Current economic conditions could negatively impact our business, financial condition and operating results” on page 26 of the 2008 10-K.

Division of Corporation Finance
Securities and Exchange Commission	3	May 14, 2009

Comment 3 – Results of Operations, 2008 10-K page 63

In several instances throughout this section, you explain changes in income or expenses by stating that such change is “primarily due to” several different factors.  To the extent practicable, in future filings please revise to quantify the extent to which each factor contributed to the change.

Response to Comment 3

We will comply with the Staff’s request in our future filings to the extent practicable.  See, e.g., Item 2 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Revenues – Derivatives trading” in the Q109 10-Q.

Comment 4 – Consolidated Statements of Operations, 2008 10-K page 84

Please tell as how you complied with EITF 01-9, or tell us why you believe it was not necessary to record liquidity payments as a reduction of revenues.

Response to Comment 4

The Company considered the provisions of EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer,” and similar literature in reaching the conclusion that a liquidity payment should be presented as an expense rather than as a reduction of revenues.  This conclusion is consistent with industry practice.

We charge a “per share” or “per contract” execution fee to the market participant who takes the liquidity on certain of our trading platforms. In turn, we pay a portion of this “per share” or “per contract” execution fee to the market participant who provides the liquidity.

Through this pricing structure, management does not intend to reward market participants for the continued execution of their orders on certain of our trading platforms (either by completing a specified cumulative level of revenue transactions or by remaining a customer for a specified time period).  Rather, this pricing structure aims at enhancing the liquidity pool available on our markets, which in turn attracts order flow and promotes order execution on our trading platforms.

Per EITF 01-9, paragraph 9, the presumption that cash consideration given by a vendor to a customer is a reduction of the selling prices of the vendor's products or services is overcome and the consideration should be characterized as a cost incurred if, and to the extent that, both of the following conditions are met:

a.	The vendor receives an identifiable benefit (goods or services) in exchange for the consideration; and
b.	The vendor can reasonably estimate the fair value of the benefit identified under condition (a).

Division of Corporation Finance
Securities and Exchange Commission	4	May 14, 2009

We believe that we meet both conditions. This is not unlike a retail supermarket model, where the supermarket centrally gathers product from suppliers to sell to purchasers, except that, due to the unique nature of the product they provide (i.e., liquidity), the Company does not have inventory risk.

Please note that we do, however, reduce our transaction revenues when providing our customers with volume-related discounts and similar incentives.

In response to the Staff’s comment, we have revised our description of liquidity payments in our Q109 10-Q, under Item 2 – “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Components of Expenses.”  We disclose the following:

“To attract order flow, enhance liquidity and promote use of our markets, we offer our customers a variety of liquidity payment structures tailored to specific market, product and customer characteristics. We charge a “per share” or “per contract” execution fee to the market participant who takes the liquidity on certain of our trading platforms and, in turn, we pay on certain of our markets a portion of this “per share” or “per contract” execution fee to the market participant who provides the liquidity”.

Comment 5 – Revenue Recognition, 2008 10-K page 89

Please tell us how you have complied with EITF 99-19, or tell us how you determined it was not necessary to present your market data revenue gross of administration costs.

Response to Comment 5

Under the consolidated tape and quotation plans in the United States, the Company administers the collection and dissemination of market data from markets that quote and trade NYSE-listed securities (Tape A) and, since the October 2008 acquisition of the American Stock Exchange, NYSE Amex-listed and NYSE Arca-listed securities (Tape B).  The Company is also a participant in both Tape A and B.  As such, we share in the net revenue distribution in accordance with the respective provisions of the plans on the same terms as all other plan participants.

In accordance with EITF 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” management considered the following primary indicators of gross revenue reporting:

1.            Is the Company the Primary Obligor in the Arrangement?

No.  The Company is the Tape A and B plan administrator, in addition to being a participant in the consolidated tape and quotation plans.  In our role as the plan administrator, we facilitate the collection and dissemination of market data revenues

Division of Corporation Finance
Securities and Exchange Commission	5	May 14, 2009

on behalf of all plan participants.  As a participant, we share the net distribution of revenues in accordance with the plans’ provisions on the same terms as all other plan participants.

2.            Does the Company have general inventory risk?

No.  In accordance with the provisions of these two plans, such risk is shared equally among all plan participants.

3.            Does the Company have latitude in establishing price?

No.  Both plans have a management committee comprised of representatives from each of the participants, including Company representatives solely in our capacity as a participant.  In accordance with the provisions of the two plans, the level of market data fees to be paid by data disseminators and subscribers is determined by the management committee, subject to Commission approval.

Both consolidated tape and quotation plans are designed to entitle the Company to deduct the costs associated with their respective administration prior to the distribution of revenues to participants.  Based on this provision, and in accordance with industry practice, we account for our share of the Tape A and B market data fees on a net basis.

Comment 6 – LCH.Clearnet, 2008 10-K page 98

It does not appear that you have accrued a liability for the termination payment to LCH.Clearnet.  Please tell us the nature of the termination payment and how you determined it was not necessary to accrue a liability.  Within your response, reference the authoritative accounting literature management relied upon.

Response to Comment 6

We confirm that, as of December 31, 2008, we had not accrued a liability for the termination payment to LCH.Clearnet (“LCH”).

As previously disclosed, on October 30, 2008, LIFFE Administration and Management (“LIFFE”), a wholly owned subsidiary of the Company and a UK Recognised Investment Exchange, entered into a Clearing Relationship Agreement (“CRA”) and a Termination Agreement (“TA”) with LCH (the “October 2008 Agreements”).

The CRA provides for LIFFE to become central counterparty and to earn clearing revenues in respect of contracts entered into by clearing members on the LIFFE market and for LCH to provide certain clearing services to LIFFE, and the TA provides notice of termination of the current clearing arrangements between LIFFE and LCH.  Both the CRA and TA will only come into effect following the fulfillment of certain conditions precedent, most importantly the necessary approval of the arrangements by the parties’ regulators,

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Securities and Exchange Commission	6	May 14, 2009

including the UK Financial Services Authority (“FSA”).  If approved, the proposed clearing arrangements would be the first of their kind.

The TA provides that the one-time €260 million termination payment to LCH is by way of compensation for economic losses arising as a result of the early termination of the current clearing arrangements on the date of effectiveness.  The termination payment does not represent consideration in respect of any goods or services supplied or to be supplied by LCH to LIFFE.

Under the provisions of SFAS No. 146, “Disposal Activities, Exit Costs, and Restructuring Charges” (“FAS 146”), a liability for costs to terminate a contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms (for example, when the entity negotiates a termination with the counterparty).

In addition, pursuant to FAS 146, paragraph 4, a liability for a cost associated with an exit or disposal activity is incurred when certain conditions are met.  Specifically, FAS 146 incorporates the liability recognition concepts embodied in FASB Concepts Statement No. 6, Elements of Financial Statements, which defines a liability as “probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”

As noted above, the effectiveness of the October 2008 agreements, which would establish a unique clearing arrangement, is contingent upon the satisfaction of certain conditions precedent, most importantly regulatory approvals from the FSA.  The termination of the current clearing arrangement would only be effective upon fulfillment of these conditions precedent.

As of today, the FSA is still reviewing the proposed arrangements, and our anticipated effective date has been delayed pending such approval. Given the unique nature of the proposed arrangements, there can be no assurance that the FSA will approve them. If the FSA were to decline to approve the proposed arrangements, the current clearing arrangements would remain in effect.

Therefore, because the conditions precedent have not been satisfied – specifically, FSA approval – the current clearing arrangement had not been terminated as of December 31, 2008.  We do not believe that the definition of a liability was met since, without an assurance of FSA approval, the future sacrifices of economic benefits arising from this obligation were not probable.  We do not intend to accrue a liability for the termination payment unless and until regulatory approval is obtained.

Comment 7 – Compensation Discussion and Analysis, 2009 Proxy Statement page 26

In future filings, please expand your disclosure to explain why your HR&CC determined that your management performed above expectations.  We note that your company

Division of Corporation Finance
Securities and Exchange Commission	7	May 14, 2009

sustained large losses in operating income and net income and that your revenues decreased by 59% in 2008, as compared to the prior year.  Please tell us how you intend to comply.

Response to Comment 7

The HR&CC’s determination was based on the financial achievements discussed in the first half of page 30 of the 2009 Proxy Statement, which included increases in pro forma earnings, net trading and total net revenues and volumes across all asset categories as well as a significant decrease in fixed operating expenses.  It is further noted later on page 30 of the 2009 Proxy Statement, however, that the HR&CC’s compensation decisions reflected the factors noted in question 7 through a company-wide reduction in annual performance bonus pools by 20% (in particular to acknowledge that our performance did not prevent a substantial decrease in our share price in 2008 and the non-cash impairment charge in the fourth quarter).  In future filings, we will be clear as to how determinations of management performance over the relevant year are tied to financial factors of the type we have described.

Comment 8 – Compensation Discussion and Analysis, 2009 Proxy Statement page 26

We note your disclosure on page 27 that you “tied salary and long-term grant levels to a new title structure.”  In future filings, please explain in greater detail what this means and how actual compensation amounts were affected.  Please tell us how you intend to comply.

Response to Comment 8

The phrase “tied salary and long-term grant levels to a new title structure” is intended to refer to the fact that we standardized the titles and salaries of our executive officers in an effort to implement a more coordinated global compensation program.  These standardized salary levels are described on page 28 of the 2009 Proxy Statement and their relationship to market peers is discussed on page 29.  Similarly, long-term grant award levels were also based on title, with the relevant ranges discussed on pages 32-33 of the 2009 Proxy Statement and individual factors discussed later on page 33.  In future filings, we will include any additional detail that is material to how actual compensation amounts for the relevant year are affected by our title and compensation structure.

Comment 9 – Long-Term Incentive Plan, 2009 Proxy Statement page 32

We note your disclosure on page 33 that the LTI target levels for Mr. Niederauer and Mr. Theodore were two-times the annual target.  In future filings, please revise to explain why the target levels were doubled only for these two employees.  Please tell us how you intend to comply.

Division of Corporation Finance
Securities and Exchange Commission	8	May 14, 2009

Response to Comment 9

The LTI plan grants to Messrs. Niederauer, Théodore, Freedberg and van der Does de Willebois were, in each case, twice these executives’ respective annual target levels.  This is discussed in the first and second full paragraphs on page 33 of the 2009 Proxy Statement.  On the other hand, Messrs. Geltzeiler and Halvey joined us during the year and their grant levels were the result of negotiations that took into account the expectation that the initial grant under the LTI plan would be two times the annual target.

We believe that the initial grant under the LTI plan of two times the annual target was a one-time step.  To the extent that grants deviate from target levels going forward, we will include all material details for the relevant year in future filings.

*           *           *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned or Janet M. Kissane, Senior Vice President – Legal & Corporate Secretary, at (212) 656-2039, if you have any questions with respect to the foregoing or if we may otherwise be of assistance.

Very truly yours, /s/ Michael S. Geltzeiler Michael S. Geltzeiler Group Executive Vice President and Chief Financial Officer NYSE Euronext